Exhibit 99.1

QUARTERLY ACTIVITIES REPORT

For the period ending 30 September 2026

Highlights

•     Strategic partnering process on track for year-end completion in line with counterparty approval timelines

•     Began engineering on the Rhyolite Ridge access road

•     Commenced a drill program to further delineate the Rhyolite Ridge resource and provide geotechnical information for engineering

•     Completed pre-feasibility study for a boron carbide plant at the Tooele Army Depot

•     Company had US$54.55 million in cash at 30 September 2026 and is in a strong financial position through completion of the Strategic Partnering Process, a Final Investment Decision and Early Construction Works

27 October 2026 – Ioneer Ltd (“Ioneer” or the “Company”) (ASX: INR, Nasdaq: IONR), an emerging U.S. lithium-boron supplier, is pleased to report on its activities for the quarter ending 30 September 2026 (the “September 2026 Quarter”) and provide an update on the development of its 100%-owned Rhyolite Ridge Lithium-Boron Project (“Rhyolite Ridge” or the “Project”).

Bernard Rowe, Ioneer’s Managing Director, said, “During the third quarter, we continued to position Ioneer for a final investment decision (FID) and advanced our partnership with the U.S. Army on a boron carbide plant to process boron from Rhyolite Ridge. As a result of counterparty approval timelines, we expect the strategic partnering process will now conclude in Q4. While this has taken longer than anticipated, we are encouraged by the strong and sustained interest in the project.

Ioneer continues to benefit from strong U.S. Government support for domestic boron and lithium production. The addition of boron to the U.S. critical minerals list, together with U.S. trade negotiations with Korea and Japan, further strengthens the Rhyolite Ridge Lithium-Boron Project.”

Government and Strategic Partner Engagement

On 8 July 2026, Ioneer signed non-binding Memorandums of Understanding (each an “MOU”) with the Korea Overseas Infrastructure & Urban Development Corporation (“KIND”), the Republic of Korea’s specialized public institution mandated by the Ministry of Land, Infrastructure and Transport (“MOLIT”), and Hyundai Engineering Co. Ltd. (“Hyundai Engineering”), a leading Korean and international engineering, procurement and construction company, to advance the development of Rhyolite Ridge.

Under the MOUs, KIND is considering making an equity investment in the Project, and Hyundai Engineering is considering the provision of certain procurement-related activities in connection with the Project. The MOUs reflect Rhyolite Ridge’s strategic value for both the United States and the Republic of Korea, and its role as a cornerstone of America’s efforts to secure a domestic supply of urgently needed critical minerals.

The MOUs are non-binding and do not create legally enforceable obligations on the part of KIND and Hyundai Engineering to invest in or otherwise support the development of Rhyolite Ridge. There can be no certainty that legally binding arrangements will be entered into.

Goldman Sachs & Co. LLC is assisting Ioneer with the strategic partnering process and the process is expected to conclude during the fourth quarter of 2026.

Rhyolite Ridge Permitting

The Bureau of Land Management (“BLM”) issued a favourable Record of Decision (“ROD”) on 24 October 2024, authorizing the Plan of Operations and completing the National Environmental Policy Act (“NEPA”) process.

On 27 March 2026, the U.S. District Court for the District of Nevada (“U.S. District Court”) upheld the BLM decision to approve the Plan of Operations following a lawsuit brought by the Center for Biological Diversity, Great Basin Resource Watch, and Western Shoshone Defence Project (collectively, the “Plaintiffs”). In its decision, the Court found that the BLM and U.S. Fish and Wildlife Service (“USFWS”) complied with the Endangered Species Act, Federal Land Policy and Management Act, and NEPA in their review and approval of the Project.

On 9 April 2026, the Plaintiffs filed a notice of appeal of the U.S. District Court’s decision to the United States Court of Appeals for the Ninth Circuit.

The Company is actively participating in the appeal of the U.S. District Court’s decision upholding BLM’s approval of the Project. The Plaintiffs have filed their initial brief. The Company remains confident in its legal position and filed its response brief on 25 September 2026. The timing of the process is outside of the Company’s control; however, a decision is anticipated in mid-2027. The appeal is not expected to delay commencement of construction.

Sales & Marketing

Lithium Market and Price
Lithium supply continues to expand, with lithium chemical supply projected to reach 2,449 kt LCE in 2026, a 30% year-over-year increase; while on the demand side, global EV sales remain 16% higher than last year as of July, according to Wood Mackenzie.

The strong price growth seen at the start of 2026 appears to have slowed, with lithium prices trending lower in late Q3. Lithium prices declined in Q3 2026, with battery-grade lithium carbonate and hydroxide down by 13.6% and 12.3%, respectively.

Lithium price forecasts reflect anticipated new supply entering the market through 2027, including speculation about possible resumption of operations at the Jianxiawo lithium mine in China. Lithium prices are then forecast to strengthen materially in the early 2030s as the market moves into deficit.

2

Boric Acid Market and Price
The boric acid market is reaching supply-demand equilibrium earlier than forecast, with stronger growth in China and the closure of US boron producer Searles Valley Minerals affecting supply. Although the market is not yet in deficit, there are indications of supply shortages and increases in prices.

China imported 217,000 tonnes of boric acid year-to-date to July 2026. Imports are expected to increase by 30-40,000 tonnes in 2026, from 320,000 tonnes to 350-360,000 tonnes, a 12.5% increase over the prior year, which would more than offset declines in Korea and Taiwan as scheduled Thin-Film Transistor production shifts to China. From June to July, China prices increased 13.7% and there has been a continuous global price increase since Q1 across all suppliers and regions. This trend is expected to continue through 2027 and beyond, eventually entering a market deficit.

Environmental, Health, Safety & Sustainability (EHSS) Program

Environmental Regulatory Compliance

Ioneer continues to maintain compliance with the issued State of Nevada Water Pollution Control Permit, Class 2 Air Permit and newly acquired State Reclamation permit. No compliance issues were noted during the September 2026 Quarter and Ioneer continues to report ongoing monitoring and compliance related activities as required under these obligations.

Health & Safety

During the quarter, Ioneer reported no lost time incidents, first aid incidents, or fatalities for employees.

Tiehm’s buckwheat

Tiehm’s buckwheat conservation efforts continued at the Company’s dedicated greenhouse in Nevada and the federally approved introduction sites.

Ioneer continues to demonstrate the ability to grow and reproduce Tiehm’s buckwheat while advancing the goals of the Tiehm’s Buckwheat Protection Plan. The continued conservation efforts have created robust populations, while enhancing the redundancy, representation, and resilience of the species.

Ioneer is implementing the multi-year Tiehm’s buckwheat Introduction Program as defined in the Tiehm’s Buckwheat Protection Plan. In April 2026, 35 plants were transplanted from the greenhouse to an approved introduction site after receiving approvals from the BLM and USFWS. Ioneer introduced an additional 35 plants and 400 seeds in mid-September 2026 as part of its Fall 2026 planting. Additional plantings at the approved introduction sites are planned for the Spring and Fall of 2027.

In the prior quarter, Ioneer successfully collected seeds from the wild Tiehm’s buckwheat population and transferred an estimated additional 12,000 to 15,000 seeds into long term storage at the approved seed bank. Between 2023 and 2026, Ioneer seed collection efforts have placed more than 20,000 seeds in the Rae Selling Berry Seed Bank at Portland State University in Oregon.

In August 2026, Ioneer submitted an application to the USFWS for a new Section 10(1)(a) Recovery Permit to support further implementation of the Introduction Program in alignment with the U.S. Fish and Wildlife Controlled Propagation Plan. The Recovery Permit will authorize species-specific research to improve germination and greenhouse propagation, which will then be used to evaluate and improve future planting at the approved introduction sites. Approval of the Recovery Permit is expected in Q4 2026.

3

Community & Tribal Nations

Ioneer continues to engage with local communities and Tribal Nations to address any environmental and social concerns and enhance local economic opportunities. Throughout the quarter, Ioneer continued its practice of briefing nearby county commissions and tribal councils to solicit feedback and provide project updates. In addition, Ioneer initiated coordination with area tribes seeking Tribal Cultural Monitors to observe the construction of exploration drill pads along with treatment and mitigation of cultural sites adjacent to the Project access corridor. Ioneer also was pleased to once again financially support seasonal community activities, such as Tribal Nations festivals and Fish Lake Valley community events.

Engineering

Following the signing of the Memorandum of Understanding between Ioneer and Hyundai Engineering1, Ioneer and Hyundai Engineering have held several meetings to determine and define the opportunities to apply the expertise and experience of Hyundai Engineering to advance the Project.

During the quarter, NewFields Companies, LLC designed and issued bid drawings for the Rhyolite Ridge Project access road. Construction is planned to commence before the end of the year.

Exploration

Ioneer has submitted a work plan to the BLM for additional exploration activities in the South Basin. The work plan has been reviewed and approved by the BLM and authorizes approximately 10 acres of surface disturbance associated with the exploration program.

Ioneer began construction of the access roads and drill pads. The planned disturbance and associated activities are consistent with the requirements and authorizations established in the 2024 Record of Decision. The initial construction activities will prepare the site for the upcoming drilling program, with core drilling anticipated to begin in October 2026.

The additional drilling will provide important information to further define the limits of the mineral resource. It will also provide information that may contribute to further refinement and enhancement of the resource and reserve models.

In addition to resource definition, the core drilling will provide valuable subsurface information for geotechnical evaluation. The data collected will help improve the understanding of geological and geotechnical characteristics and support ongoing engineering, mine planning, and project development activities.

1 See Company announcement titled “Ioneer Signs MOUs with KIND and Hyundai Engineering to Advance Rhyolite Ridge Lithium-Boron Project” dated 8 July 2026.

4

Organic Growth Projects

Ioneer continues to work with the U.S. Army to satisfy conditions of the conditional award granted to establish a critical mineral processing facility at the Tooele Army Depot.2 During the quarter, Ioneer advanced discussions with the U.S. Army to lease approximately 50 acres at the Tooele Army Depot of Parcel TEAD-S 9, at the TEAD South Area in Utah. Ioneer met with the U.S. Army at that location to discuss the applicable project environmental permit requirements. Work required to obtain the required permits has commenced.

In September, Fluor Corporation issued a pre-feasibility study report that evaluated the development of a commercial-scale boron carbide (B4C) production facility at the Tooele Army Depot. The proposed facility would produce 10,000 tonnes per annum of 99.9% defence grade boron carbide for commercial sale from boron produced at Rhyolite Ridge.

Updated Project Timeline

Ioneer’s estimated timing* for Rhyolite Ridge is as follows:

Milestone	Targeted timing*	Note

Targeted completion of Strategic Partner process	Q4 2026	The strategic partnering process is ongoing.
Targeted Final Investment Decision	TBA	Dependent on outcomes of Strategic Partnering Process and requirement to refresh Project economics.
Construction	Circa 36 months	Includes supply of long-lead items and construction. Subject to lead times and when orders are placed.
*As of the date of this quarterly, and subject to change.

Upcoming Work Program

The work program over the coming months includes:

•	Complete the strategic partnering process for the Rhyolite Ridge Project

•	Make a Final Investment Decision (FID)

•	Prepare for commencement of construction

•	Finalise agreement with Hyundai Engineering to provide procurement services

•	Continue work with Hyundai Engineering to review potential Korean suppliers for the Project

•	Advance permitting for a boron carbide plant at the Tooele Army depot

•
Complete test work confirming economic assessment of selected stratigraphic units currently classified as overburden waste in the mine plan potentially moving into the resource followed by a potential resource update

2 See Company announcement titled “U.S. Army announces conditional awards for domestic critical mineral processing facilities to secure defense supply chains” dated 26 June 2026.

5

ASX Additional Information

The Company provides the following information pursuant to ASX Listing Rule requirements.

1.	ASX LR 5.3.1: Exploration and Evaluation Expenditure during the quarter was US$2.67 million. Details of the exploration activity are set out in this report. A breakdown of the expenditure is below:

Expenditure	US$’000

Exploration	49
Engineering	665
Environmental	635
Sales & Marketing	198
Other	1,126
Total	2,673

2.	ASX LR 5.3.2: The Company confirms there were no production or development activities during the quarter.

3.
ASX LR 5.3.5: Related party payments for the quarter totalled US$354,899 comprising salaries, fees and payout of annual leave for the Company’s executive and non-executive directors. No other payments were made to any related parties of the entity or their associates.

4.	ASX LR 5.3.3: INR confirms that there were 13 tenements at the Project that were not re-newed during the quarter. (see Appendix 1).

Capital Structure

Total cash and cash equivalents as of 30 September 2026, was US$54.55 million of which 96.0% was held in USD with the balance held in AUD.

At the end of the quarter, Ioneer had on issue:

•	3.09 billion ordinary shares, and
•	74.94 million performance rights.

This ASX release has been authorised by Ioneer Managing Director Bernard Rowe.

—ENDS—

Media Contact

Chad Yeftich
Ioneer USA Corporation
Investor Relations (USA)
T: +1 775 993 8563
E: ir@ioneer.com

6

About Ioneer
Ioneer Ltd. is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is one of only a small number of lithium-boron ore deposits globally and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy’s Energy Dominance Finance Program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020.

Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet Energy & Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube.

Competent Persons Statement

In respect of Mineral Resources and Ore Reserves referred to in this report and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025, released on ASX. Further information regarding the Mineral Resource estimate and Ore Reserve can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

In respect of production targets referred to in this report, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025. Further information regarding the production estimates can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

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Recent Announcements

The table below lists announcements made by the Company during the quarter.

Date Released	Title
13/08/2026	Half Yearly Report and Accounts
30/07/2026	June 2026 - Quarterly Cash Flow Report
30/07/2026	June 2026 - Quarterly Activities Report
08/07/2026	Ioneer Signs MOUs with KIND and Hyundai Engineering
06/07/2026	Change of Director’s Interest Notice – Bernard Rowe
06/07/2026	Change of Director’s Interest Notice – James Calaway
03/07/2026	Notification of Cessation of Securities – INR
03/07/2026	Application for Quotation of Securities – INR

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Appendix 1 - Schedule of Tenements
ASX listing rule 5.3.3
Country	Project	Tenement ID	Tenement Name	Area (km2)	Interest at beginning of quarter	Interest at end of quarter	Note
USA	Rhyolite Ridge	NMC1117360	SLB claims (199)	15.9	100%	100%	No change
USA	Rhyolite Ridge	NV105809159	SLB claims (18)	1.4	100%	100%	No change
USA	Rhyolite Ridge	NMC1171536	SLM claims (122)	9.6	100%	100%	No change
USA	Rhyolite Ridge	NMC 1179516	RR claims (65)	4.8	100%	100%	No change
USA	Rhyolite Ridge	NV105810398	RR claims (14)	1.1	100%	100%	No change
USA	Rhyolite Ridge	NV105272779	RMS mill sites (23)	0.5	100%	100%	No change
USA	Rhyolite Ridge	NV106354216	RMS mill sites (313)	6.2	100%	100%	13 tenements not re-newed
USA	Rhyolite Ridge	NMC1147932	SLP claims (120)	9.6	100%	100%	No change
USA	Rhyolite Ridge	NV105272053	PR claims (11)	0.9	100%	100%	No change
USA	Beacon Hill	NMC1118666	NLB claims (160)	12.8	100%	100%	No change
USA	Beacon Hill	NV106310781	NLB claims (41)	3.3	100%	100%	No change
USA	Beacon Hill	NMC 1129523	BH claims (81)	6	100%	100%	No change
USA	Radiator Springs	NV106735396	COB claims (231)	18.5	100%	100%	No change

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Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report
Name of entity
ioneer Ltd
ABN	Quarter ended (“current quarter”)
76 098 564 606	September 2026

Consolidated statement of cash flows		Current quarter $US’000	Year to date (9 months) $US’000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	-	-
(a) exploration & evaluation (if expensed)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(865)	(2,217)
	(e) administration and corporate costs	(1,290)	(3,919)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	576	1,073
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,579)	(5,063)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) exploration & evaluation (if capitalised)	(2,673)	(6,951)
	(e) investments	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 5B (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report
Consolidated statement of cash flows		Current quarter $US’000	Year to date (9 months) $US’000
2.2	Proceeds from the disposal of:	-	-
	(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(2,673)	(6,951)

3.	Cash flows from financing activities	-	50,400
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	(2,290)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(76)	(221)
3.10	Net cash from / (used in) financing activities	(76)	47,889

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	58,840	17,863
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,579)	(5,063)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(2,673)	(6,951)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(76)	47,889

ASX Listing Rules Appendix 5B (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report
Consolidated statement of cash flows		Current quarter $US’000	Year to date (9 months) $US’000
4.5	Effect of movement in exchange rates on cash held	35	809
4.6	Cash and cash equivalents at end of period	54,547	54,547

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $US’000	Previous quarter $US’000
5.1	Bank balances	10,025	11,074
5.2	Call deposits	44,522	47,766
5.3	Bank overdrafts	-	-
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	54,547	58,840

6.	Payments to related parties of the entity and their associates	Current quarter $US’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	355
6.2	Aggregate amount of payments to related parties and their associates included in item 2
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

Directors’ fees – 97.5 Executive salary component of chairman’s fee – 62.5 Wages – 125.5 Annual leave payout – 69.4

ASX Listing Rules Appendix 5B (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report
7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$US’000
8.1	Net cash from / (used in) operating activities (Item 1.9)	(1,579)
8.2	Capitalised exploration & evaluation (Item 2.1(d))	(2,673)
8.3	Total relevant outgoings (Item 8.1 + Item 8.2)	(4,252)
8.4	Cash and cash equivalents at quarter end (Item 4.6)	54,547
8.5	Unused finance facilities available at quarter end (Item 7.5)	-
8.6	Total available funding (Item 8.4 + Item 8.5)	54,547
8.7	Estimated quarters of funding available (Item 8.6 divided by Item 8.3)	12.8
8.8	If Item 8.7 is less than 2 quarters, please provide answers to the following questions:
	1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

2.                   Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A

ASX Listing Rules Appendix 5B (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report
Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	27 October 2026
...................................................................................

Bernard Rowe – Managing Director
Authorised by:	....................................................................................
(Name of body or officer authorising release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5